U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM N-17F-2

    CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                  CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                           PURSUANT TO RULE N-17F-2




1. Investment Company Act File Number:      Date Examination completed:
              811-7851                       June 30, 1999


2. State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES
   Franklin Templeton Conservative Target Fund
   Franklin Templeton Moderate Target Fund
   Franklin Growth Target Fund

4. Address of principal executive office: (number, street, city, state, zip code)

                 777 Mariners Island Blvd, San Mateo, CA 94404














                        REPORT OF INDEPENDENT AUDITORS


To the Board of Trustees of :

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES

  Franklin Templeton Conservative Target Fund
  Franklin Templeton Moderate Target Fund
  Franklin Templeton Growth Target Fund


We have examined management's assertion about the above listed funds (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act"), as of June 30, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1999 and with respect to agreement of security purchases and sales, for the period from April 1, 1999 through June 30, 1999:

o  Inspection of the records of Franklin/Templeton  Investors Services, Inc.
   as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our  examination  provides a reasonable  basis for our opinion.
Our  examination  does  not  provide  a  legal   determination  of  the  Funds'
compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1999 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.


This report is intended solely for the information and use of management and the Securities and Exchange Commission and should not be used for any other purposes.




/s/ PricewaterhouseCoopers LLP
San Francisco, California
December 31, 1999


MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Franklin Templeton Fund Allocator Series (the "Funds"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 1999 and for the period from April 1, 1999 through June 30, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1999 and for the period from April 1, 1999 through June 30, 1999 with respect to securities reflected in the investment accounts of the Funds.




FRANKLIN TEMPLETON FUND ALLOCATOR SERIES

  Franklin Templeton Conservative Target Fund
  Franklin Templeton Moderate Target Fund
  Franklin Templeton Growth Target Fund

By:

/s/ Charles B. Johnson
Charles B. Johnson
Chairman of the Board

/s/ Martin L. Flanagan
Martin L. Flanagan
Chief Financial Officer

/s/ Harmon E. Burns
Harmon E. Burns
Vice President

/s/ Kimberley H. Monasterio
Kimberley H. Monasterio
Principal Accounting Officer